Exhibit 99.3

Browning West Issues Letter to Gildan Activewear Shareholders Announcing Intent to Requisition Special Meeting to Reconstitute Board of Directors

Special Meeting Would Empower Shareholders to Improve Gildan’s Board by Voting to Replace Five Incumbent Directors

Replacement Slate Includes Five High Quality Director Candidates With Strong Track Records of Value Creation, Expertise in Successful Succession Planning, and Relevant Industry Experience

Urges Gildan’s Board to Refrain From Taking Actions to Entrench Itself or Delay the Special Meeting

December 29, 2023 03:00 PM Eastern Standard Time

LOS ANGELES--(BUSINESS WIRE)--Browning West, LP (together with its affiliates, “Browning West” or “we”) is a significant, long-term shareholder of Gildan Activewear Inc. (NYSE: GIL) (TSX: GIL) (“Gildan” or the “Company”), beneficially owning approximately 5.0% of the Company’s outstanding shares.

Today, Browning West issued a letter to shareholders announcing its intent to requisition a Special Meeting of Gildan Shareholders (the “Special Meeting”) to provide shareholders an opportunity to reconstitute Gildan’s Board of Directors (the “Board”) by removing five incumbent directors and installing five highly qualified individuals: Michael Kneeland, Glenn Chamandy, Peter Lee, Karen Stuckey, and J.P. Towner. The proposed slate not only remedies the Board’s mishandled CEO succession, but more importantly will establish the highest quality governance in the Company’s history, laying the foundation for the next chapter of value creation. Browning West is introducing its proposed director candidates as soon as they were confirmed to provide shareholders ample time to review the strength of their professional backgrounds, track records, and how their experience is both relevant and would be additive to Gildan’s boardroom. Meanwhile, Browning West is finalizing the technical details associated with the formal requisition.

The full text of today’s letter is below.

***

December 29, 2023

Fellow Shareholders,

Browning West is a significant and long-term shareholder of Gildan, with a beneficial ownership position of approximately 5.0% of the Company’s outstanding shares. Over the past two weeks, we have grown concerned with the Board’s unwillingness to effectively remedy the broad and unprecedented shareholder opposition to its recent actions. Since the Board terminated Gildan’s long-time CEO and Co-Founder Glenn Chamandy without cause and announced the appointment of Vincent Tyra as his replacement, the Company’s stock has underperformed the most relevant index by 19%, implying more than $1 billion USD of value destruction.1 What’s more, the Board has ignored the independent feedback of nine separate investors who collectively hold more than 35% of Gildan’s outstanding shares. Each of these investors has publicly vocalized their concerns about the Board’s handling of succession and called for the reinstatement of Mr. Chamandy.

A critical mass of long-standing Gildan shareholders has clearly lost confidence in the current Board due to its failure to carry out its most fundamental responsibility: selecting and retaining the best possible CEO. In light of the clear need for better judgement and new perspectives in the boardroom, we intend to requisition Gildan to convene a Special Meeting, where shareholders could vote to:

1.	Remove five of the incumbent directors from Gildan’s Board; and
2.	Appoint five highly qualified director candidates – Michael Kneeland, Glenn Chamandy, Peter Lee, Karen Stuckey, and J.P. Towner – to the Board.

We believe the Special Meeting will represent a referendum on the Board’s actions and, if successful, the newly reconstituted Board will have a mandate to immediately take the following actions: (i) Appoint Mr. Kneeland as independent, non-executive Chair, (ii) Terminate Mr. Tyra’s employment, and (iii) Appoint Mr. Chamandy as CEO. We expect that Mr. Kneeland and the re-constituted Board will reassess committee composition and reassign committee chair roles.

The case for change in Gildan’s boardroom is clear

Gildan’s Board has demonstrated it is unwilling to act in the best interest of the Company and its shareholders. The incumbent directors’ actions have destroyed value for Gildan shareholders and introduced significant business risk, which we believe must be immediately addressed through a reconstitution of the Board to prevent further damage to Gildan’s business and its stakeholders.

We believe the Board has made a series of value-destructive decisions, which include:

•	Abruptly terminating Mr. Chamandy as CEO without cause, despite his track record of significant value creation evidenced by a 99x total return for Gildan shareholders over the past 25 years;[2]
•	Appointing Mr. Tyra as CEO, an individual with (i) a track record of significant value destruction, (ii) a lack of best-in-class experience in manufacturing and vertical integration, and (iii) insufficient experience managing a large-scale, global organization;
•	Ignoring the feedback of nine shareholders, representing over 35% of the Company’s outstanding shares, who have each independently and publicly voiced opposition to the Board’s CEO succession decisions;

•	Defending the Board’s CEO succession process with ever-evolving and inconsistent explanations; and
•	Cutting a “white squire” backroom deal with a lone shareholder as an entrenchment tactic.

As a result of the Board’s actions, we have assembled a well-rounded slate of five highly qualified director candidates

The proposed nominees collectively have strong track records of value creation, expertise in successful succession planning, relevant industry and corporate governance experience, as well as proven management and board service pedigrees in Canada and the U.S. They are:

•	Michael Kneeland (U.S. Citizen), Chair and Former Chief Executive Officer of United Rentals, Inc. (NYSE: URI), is a renowned leader with an exceptional record of value creation in a large and operationally complex business, experience overseeing successful CEO succession processes, and experience working with founders of highly successful businesses. In our experience, the most effective board Chairs are those individuals who have been successful CEOs in their own executive careers. Former CEOs are able to more effectively mentor current CEOs and their successors, as opposed to those executives whose careers ended in a functional or divisional role. His experience is highly relevant given the recently mishandled CEO succession, which was overseen by the current Board.
o	Exceptional Record of Value Creation in a Large and Operationally Complex Business: Mr. Kneeland currently serves as the Chair of United Rentals, Inc. (“United Rentals”), a $51 billion USD enterprise value equipment rental business with over $14 billion USD of revenue and nearly $7 billion USD of EBITDA.[3] Mr. Kneeland became Chair in May 2019, following his retirement as CEO. United Rentals stock has returned 17x or nearly 19% annualized over the past 16 years, generating over $36 billion USD in value spanning Mr. Kneeland’s CEO and Chair tenure at United Rentals from 2007 to today.[4] Under Mr. Kneeland’s leadership as CEO, United Rentals also invested over $10 billion USD in net capital expenditures and nearly $8 billion USD in acquisitions which drove significant value creation.[5] United Rentals’ revenue, EBITDA, and free cash flow per share grew 2.5x, 3.8x, and 9.5x, respectively, during his CEO tenure.[6] During his tenure as CEO and Chair, United Rentals’ operating margins improved over 1,000 basis points to over 28%, which is well above the 18 to 20% operating margins shareholders expect from Gildan.[7] Mr. Kneeland’s leadership achievements are profiled in the book “Lessons from the Titans,” which highlights his team’s operational excellence, kaizen mentality, and investment discipline. These skills are directly relevant to Gildan’s operations.
o	Experience Leading Successful CEO Succession Processes: When he was CEO, Mr. Kneeland carefully developed internal succession candidates, and in 2019 he successfully transitioned the United Rentals CEO role to COO Matthew Flannery. Since Mr. Flannery became CEO, United Rentals’ stock has returned 4.4x, or 37% annualized, continuing Mr. Kneeland’s strong track record of value creation.[8]

o	Experience Working with Founders of Successful Businesses: United Rentals was initially led by its founders in the first six years of the company’s existence. Mr. Kneeland had extensive experience working with these founders, who remained on United Rentals’ board while Mr. Kneeland was in a senior leadership position.
o	Notable Leadership Roles: Mr. Kneeland currently serves as Chair of Maxim Crane Works and as a director on the board of American Tire Distributors, Inc. In 2015, he was appointed to the National Advisory Board for the Johns Hopkins Berman Institute of Bioethics.
•	Glenn Chamandy (Canadian Citizen), Co-Founder and Former Chief Executive Officer of Gildan, has a strong record of value creation, an unrivaled understanding of Gildan’s low-cost vertically integrated apparel manufacturing business model, and experience leading a complex global business. His experience is highly relevant given his role as Gildan’s CEO for almost 20 years.
o	Strong Record of Value Creation: Mr. Chamandy has over 40 years of experience leading Gildan, with almost 20 years of experience serving as CEO. From 1998 to 2023, Mr. Chamandy was responsible for delivering nearly 16% annual growth in earnings-per-share. During this time, Gildan’s stock returned 99x, or a nearly 20% annualized return, outperforming all of Gildan’s competitors, many of which were forced to exit Gildan’s market or were acquired by Gildan.[9] Even through a challenging economic environment, Mr. Chamandy enhanced market share and grew EPS at Gildan by 54% in the past four years.[10]
o	Unrivaled Understanding of Gildan’s Low-Cost Vertically Integrated Apparel Manufacturing Business Model: Mr. Chamandy devoted his entire career to building Gildan into a low-cost, vertically integrated manufacturing business, investing over $2 billion USD of capital expenditures over the past 20 years.[11] Much of Gildan’s success can be attributed to the low-cost position, which Mr. Chamandy architected and maintained for decades.
o	Experience Leading a Complex Global Business: Mr. Chamandy oversaw Gildan’s growth to over $3 billion USD of annual sales and over $700 million USD of EBITDA. He led the expansion of Gildan’s operations into Central America and Bangladesh.
o	Notable Leadership Roles: In 2015, Mr. Chamandy founded The Chamandy Foundation, a private family foundation with a vision of improving the lives of the younger generation, through funding areas such as health and wellness, education, poverty, research, and the environment.

•	Peter Lee (U.S. Citizen), Co-Founder and Partner of Browning West, possesses extensive financial and capital allocation acumen, experience leading public company CEO searches, and brings substantial alignment with shareholders given that Browning West is one of Gildan’s largest long-term shareholders. His experience is highly relevant given the current Board has recently taken actions that have destroyed substantial value for shareholders.
o	Extensive Financial and Capital Allocation Acumen and Prior Public Company Board Experience: Mr. Lee is a Partner and Co-Founder of Browning West, where he plays a leading role in investment research and capital allocation. Mr. Lee previously served on the board of Countryside Partnerships plc (“Countryside”), and he played a leading role in enabling the merger of Countryside and Vistry Group plc to create the largest homebuilder by volume in the U.K.[12] Prior to joining Browning West, Mr. Lee worked at Criterion Capital Management, Grey Mountain Partners, and Lazard.
o	Experience Leading Public Company CEO Searches: The Partners of Browning West have co-led seven CEO or Chair searches at public companies, including co-leading a CEO search to resolve a weak succession plan at Countryside Properties plc, where Mr. Lee served as a director. If appointed to Gildan’s Board, Mr. Lee would harness all of Browning West’s resources to assist Gildan with succession planning and other matters.
o	Strong Alignment with Shareholders: If elected to the Board, Mr. Lee would bring a shareholder perspective and strong alignment to the boardroom, considering Browning West is one of Gildan’s top long-term shareholders. Mr. Lee has been deeply involved in the firm’s investment in Gildan, having conducted 46 meetings with senior leadership and multiple visits to the Company’s manufacturing sites.
•	Karen Stuckey (U.S. Citizen), Former Senior Vice President at Walmart Inc. (NYSE: WMT), has extensive experience in apparel, led large-scale businesses with an international presence, and operated within a low-cost business model. Her experience is highly relevant given Gildan’s low-cost business model and the fact that no current Gildan directors have mass market apparel experience.
o	Extensive Expertise in Apparel, Including Private Label: Ms. Stuckey has nearly two decades of experience as a senior leader at Walmart Inc. (“Walmart”), most recently as Senior Vice President, Private Brand within the General Merchandise segment. In this role, Ms. Stuckey led the development of Walmart’s private label strategy across more than 100 verticals, including apparel. It is noteworthy that she was responsible for introducing Gildan private label products at Walmart. Ms. Stuckey also served as President of the Casualwear Division of Hanesbrands Inc. (NYSE: HBI) from 2000 to 2004, which was a competitor to Gildan at the time.[13] These experiences are highly relevant as she can provide both a competitor’s and customer’s perspective on Gildan and would be the first member of the Board with direct mass market apparel product knowledge.

o	Experience Operating Businesses of Significant Scale: Ms. Stuckey oversaw a segment with over $40 billion USD in annual revenues with full P&L responsibility and led the development of strategy and operational execution. Walmart operates more than 10,500 retail stores across 24 countries and is the world’s largest private employer.
o	Experience Operating Internationally with a Global Supply Chain: Ms. Stuckey oversaw global operations with a sourcing budget of over $20 billion USD and a supply chain across multiple continents. Ms. Stuckey has direct experience working in countries in which Gildan operates throughout Central America and Asia.
o	Operated Within a Low-Cost Business Model: During a nearly two-decade career at Walmart, Ms. Stuckey was steeped in a culture and operating model that emphasized the importance of low-cost operations. The success of Walmart’s low-cost model is widely considered one of the great case studies in long-term value creation.
•	J.P. Towner (Canadian Citizen), Former Chief Financial Officer of Dollarama Inc. (TSX: DOL) and Current Chief Financial Officer of RONA inc., has extensive experience working in low-cost vertically integrated businesses focused on value-oriented consumer products with successful founders and has a track record of delivering strong financial results. His experience is highly relevant given Gildan’s focus on vertical integration and maintaining a low-cost advantage.
o	Experience in Vertically Integrated Businesses Focused on Value-Oriented Consumer Products: Mr. Towner is the former Chief Financial Officer of Dollarama Inc. (“Dollarama”), a $23 billion USD enterprise value vertically integrated retailer focused on value-oriented products based in Canada. Dollarama is vertically integrated through sourcing, distribution, and retail and focuses on delivering the best value to its customers in Canada, which is highly relevant to Gildan’s own vertically integrated and low-cost business model. In addition to its Canadian operations, Dollarama also operates a highly successful multi-national strategy across four countries in Central and South America. During Mr. Towner’s tenure, Dollarama’s revenue grew at nearly 14% annually and earnings per share grew at nearly 25% annually. These strong operating results underpinned a total return of 84% and an annualized return of 27% for Dollarama’s stock during Mr. Towner’s tenure.[14]
o	Track Record of Delivering Strong Financial Results: Mr. Towner is a seasoned finance executive with more than 15 years of experience in corporate and financial strategy, capital markets, and risk management. As Chief Financial Officer of Dollarama, Mr. Towner contributed to a highly successful capital allocation strategy and returned significant value to shareholders; in addition he was instrumental in improving Dollarama’s EBITDA margins. He currently serves as the Chief Financial Officer of RONA inc. (“RONA”), one of Canada's leading home improvement retailers, currently owned by a private equity firm. RONA generated over $5 billion USD in revenue in 2022, operating or servicing 425 corporate and affiliated dealer stores with a team of 22,000 employees.[15] Mr. Towner also spent five years as Executive Vice-President and Chief Financial Officer of Pomerleau Inc. (“Pomerleau”), one of the largest construction companies in Canada, which generated nearly $2.4 billion USD in revenue in 2021.[16] During his tenure, he contributed to increasing the revenue and profitability of Pomerleau’s operations by 3x and 5x, respectively. Additionally, Mr. Towner spent nearly 10 years with BMO Capital Markets.

o	Experience Working with Founders of Highly Successful Businesses: Mr. Towner has worked extensively with independent board members and board committees of public and private companies, as well as representatives from the founding families of Dollarama and Pomerleau.

We have invested a great deal of time, energy, and resources to present a thoughtful slate of proposed director nominees, who, if elected, will ensure our collective interests as Gildan shareholders are protected now and for the long-term. We will strongly urge the Board to refrain from taking any near-term actions to entrench itself and to call the Special Meeting as expeditiously as possible once it has been requisitioned. Any attempts to delay the Special Meeting will be a clear sign of further entrenchment, continued disregard for shareholders, and will increase the damage currently being inflicted on the Company and its stakeholders. We will not hesitate to exercise all of our rights as shareholders if the Board uses any further entrenchment tactics.

Sincerely,

Usman S. Nabi               Peter M. Lee

***

No Solicitation

This press release is for informational purposes only and is not a solicitation of proxies. If Browning West determines to solicit proxies in respect of any meeting of shareholders of the Company any such solicitation will be undertaken by way of an information circular or as otherwise permitted by applicable Canadian corporate and securities laws.

Disclaimer for Forward-Looking Information

Certain information in this news release may constitute “forward-looking information” within the meaning of applicable securities legislation. Forward-looking statements and information generally can be identified by the use of forward-looking terminology such as “outlook,” “objective,” “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “should,” “plans,” “continue,” or similar expressions suggesting future outcomes or events. Forward-looking information in this news release may include, but is not limited to, statements of Browning West regarding (i) how Browning West intends to exercise its legal rights as a shareholder of the Company, and (ii) its plans to make changes at the Board and management of the Company.

Although Browning West believes that the expectations reflected in any such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Such forward-looking statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements including, without limitation, the risks that (i) the Company may use tactics to thwart the rights of Browning West as a shareholder and (ii) the actions being proposed and the changes being demanded by Browning West, may not take place for any reason whatsoever. Except as required by law, Browning West does not intend to update these forward-looking statements.

Advisors

Olshan Frome Wolosky LLP is serving as legal counsel, Goodmans LLP is serving as Canadian legal counsel and Longacre Square Partners is serving as strategic advisor to Browning West.

About Browning West, LP

Browning West is an independent investment partnership based in Los Angeles, California. The partnership employs a concentrated, long-term and fundamental approach to investing and focuses primarily on investments in North America and Western Europe.

Browning West seeks to identify and invest in a limited number of high-quality businesses and to hold these investments for multiple years. Backed by a select group of leading foundations, family offices, and university endowments, Browning West's unique capital base allows it to focus on long-term value creation at its portfolio companies.

1 Bloomberg market data as of December 28, 2023 and represents total return relative to the Russell 2000 index since December 8, 2023. Loss in market value calculated as difference between Gildan market capitalization assuming same performance as Russell 2000 since December 8, 2023 vs. Gildan actual return through December 28, 2023.
2 Bloomberg market data as of December 28, 2023 and represents total return since June 17, 1998 IPO through December 8, 2023.
3 Bloomberg market data as of December 28, 2023. FY2023E consensus revenue and EBITDA estimates for United Rentals.
4 Bloomberg. Represents total return and change in market capitalization from June 4, 2007 to December 28, 2023.
5 United Rentals Annual Reports & Quarterly Earnings Press Releases (2007 – 2019).
6 United Rentals Annual Reports & Quarterly Earnings Press Releases (2007 – 2019). Represents change in revenue, EBITDA, and free cash flow per share from 2007 to 2019.
7 United Rentals Annual Reports & Quarterly Earnings Press Releases (2007 – 2023). Margin expansion represents operating margins from 2007 to 2023 based on Company EBITDA guidance and Bloomberg consensus estimates for D&A as of December 28, 2023.
8 Bloomberg. United Rentals total return from May 8, 2019 to December 28, 2023.
9 Bloomberg market data as of December 28, 2023 and represents total return since June 17, 1998 IPO through December 8, 2023. Adjusted EPS CAGR measured from FY1998 through FY2023 from Gildan Annual Report and Gildan FY2023 guidance.
10 Adjusted EPS CAGR measured from FY2019 to FY2023 based on Gildan Annual Report and FY2023 Gildan guidance.
11 Gildan 2022 Investor Day and 2022 Annual Report.
12 Vistry Group plc is projected to be the largest U.K. homebuilder by volume in FY2024 based on Bloomberg consensus estimates as of December 28, 2023.

13 Hanesbrands Inc. was a division of Sara Lee Corporation during Ms. Stuckey’s tenure prior to its spin-off in 2006. Prior to becoming President of the Casualwear Division, Ms. Stuckey served as President of Just My Size Company within Hanesbrands Inc. from 1997 to 2000.
14 Dollarama Annual and Quarterly Reports (FY2021 to October 2023 LTM). Dollarama total return from March 1, 2021 to September 12, 2023.
15 RONA website – “News” section.
16 Pomerleau 2021 Annual Report. Assumes an average USD to CAD foreign exchange rate of 1.2535.

Contacts

Browning West
info@browningwest.com
310-984-7600

Longacre Square Partners
Charlotte Kiaie / Scott Deveau, 646-386-0091
browningwest@longacresquare.com